Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
April 25, 2013	Main Fax +1 312 701 7711
www.mayerbrown.com
VIA EDGAR AND OVERNIGHT DELIVERY
Jessica M. Waller
Mark P. Shuman	Direct Tel +1 312 701 8761
Branch Chief-Legal	Direct Fax +1 312 706 9170
U.S. Securities and Exchange Commission	jwaller@mayerbrown.com
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Textura Corporation
Registration Statement on Form S-1
Filed April 5, 2013
CIK No. 0001565337

Dear Mr. Shuman:

This letter is being furnished on behalf of Textura Corporation (the “Company”) in response to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  The Staff requested that the Company furnish as correspondence an electronic version of the Company’s Registration Statement on Form S-1 filed on April 5, 2013 in a form marked to show changes from the draft registration statement submitted to the Commission on March 13, 2013.  The Company is furnishing as correspondence a PDF of such marked version in connection with this letter.

If you have any questions regarding the foregoing, or if there is anything else that you need, feel free to contact the undersigned at (312) 701-8761.

Sincerely,

/s/ Jessica M. Waller

Jessica M. Waller

Cc:	Ivan Griswold, Securities and Exchange Commission
Melissa Feider, Securities and Exchange Commission
Christine Davis, Securities and Exchange Commission
Franco Turrinelli, Textura Corporation
Ryan Lawrence, Textura Corporation
David Schuette, Mayer Brown LLP